SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                 Under the Securities Exchange Act of 1934

                      Hawthorne Financial Corporation
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                             (Name of Issuer)


                  Common Stock, par value $.01 per share
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                      (Title of Class of Securities)


                                 420542102
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                              (CUSIP Number)


                             Timothy G. Ewing
                           Value Partners, Ltd.
                           c/o Ewing & Partners
                              Suite 4660 West
                             2200 Ross Avenue
                           Dallas, Texas  75201
                              (214) 999-1900
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               July 8, 1998
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                       (Date of Event which Requires
                         Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check
the following box [   ].



CUSIP NO. 420542102              13D


 (1)  Name of Reporting Person                         Value Partners, Ltd.
      S.S. or I.R.S. Identification                    75-2291866
      No. of Above Person (Not Required To Be Reported)

(2)   Check the Appropriate Box if a                   (a)
      Member of a Group (See instructions)             (b)  X

(3)   SEC Use Only

(4)   Source of Funds (See instructions)               WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization             Texas

Number of Shares     (7)   Sole Voting Power           1,241,100*
Beneficially Owned
by Each Reporting    (8)   Shared Voting               -0-
Person with:                 Power

                     (9)   Sole Dispositive            1,241,100*
                             Power

                     (10)  Shared Dispositive          -0-
                             Power

(11)  Aggregate Amount Beneficially
      Owned by Each Reporting Person                   1,241,100*

(12)  Check if the Aggregate Amount in
      Row (11) Excludes Certain Shares
      (See instructions)

(13)  Percent of Class Represented by                  20.8%
      Amount in Row (11)

(14)  Type of Reporting Person (See                    PN
      Instructions)

------------
*But see Item 5



CUSIP NO. 420542102              13D


(1)   Name of Reporting Person                         Ewing & Partners
      S.S. or I.R.S. Identification                    75-2741747
      No. of Above Person (Not Required To Be Reported)

(2)   Check the Appropriate Box if a                   (a)
      Member of a Group (See instructions)             (b)  X

(3)   SEC Use Only

(4)   Source of Funds (See instructions)               00

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization             Texas

Number of Shares     (7)   Sole Voting Power           -0-
Beneficially Owned
by Each Reporting    (8)   Shared Voting               -0-*
Person with:                 Power

                     (9)   Sole Dispositive            -0-
                             Power

                     (10)  Shared Dispositive          -0-*
                             Power

(11)  Aggregate Amount Beneficially
      Owned by Each Reporting Person                   -0-*

(12)  Check if the Aggregate Amount in
      Row (11) Excludes Certain Shares
      (See instructions)

(13)  Percent of Class Represented by                  -0-%*
      Amount in Row (11)

(14)  Type of Reporting Person (See                    PN
      Instructions)



------------
*But see Item 5



CUSIP NO. 420542102              13D


(1)   Name of Reporting Person                         Timothy G. Ewing
      S.S. or I.R.S. Identification                    ###-##-####
      No. of Above Person (Not Required To Be Reported)

(2)   Check the Appropriate Box if a                   (a)
      Member of a Group (See instructions)             (b)  X

(3)   SEC Use Only

(4)   Source of Funds (See instructions)               00

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization             United States of
                                                       America

Number of Shares     (7)   Sole Voting Power           -0-
Beneficially Owned
by Each Reporting    (8)   Shared Voting               -0-*
Person with:                 Power

                     (9)   Sole Dispositive            -0-
                             Power

                     (10)  Shared Dispositive          -0-*
                             Power

(11)  Aggregate Amount Beneficially
      Owned by Each Reporting Person                   -0-*

(12)  Check if the Aggregate Amount in
      Row (11) Excludes Certain Shares
      (See instructions)

(13)  Percent of Class Represented by                  -0-%*
      Amount in Row (11)

(14)  Type of Reporting Person (See                    IN
      Instructions)

------------
*But see Item 5



CUSIP NO. 420542102              13D


ITEM 1.   SECURITY AND ISSUER

     This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Hawthorne Financial Corporation, a Delaware corporation ("Hawthorne" or the "Issuer"), whose principal executive offices are located at 2381 Rosecrans Avenue, El Segundo, California 90245.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)-(c) This Schedule 13D is filed by Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership (formerly known as Fisher Ewing Partners) ("Ewing & Partners"), and Timothy G. Ewing ("Ewing"). Ewing & Partners is the general partner of Value Partners. Ewing and Ewing Asset Management, Inc., a Texas limited liability company ("EAM"), are the general partners of Ewing & Partners, and Ewing is the managing general partner of Ewing & Partners. EAM is controlled by Ewing. The principal place of business for Value Partners, Ewing & Partners, EAM and Ewing is Suite 4660 West, 2200 Ross Avenue, Dallas, Texas 75201.

     The present principal occupation or employment of Ewing is managing general partner of Ewing & Partners. The principal business of EAM is acting as a general partner of Ewing & Partners. The principal business of Ewing & Partners is the management of Value Partners. The principal business of Value Partners is the investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities.

     (d) None of Value Partners, Ewing & Partners, EAM or Ewing, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of Value Partners, Ewing & Partners, EAM or Ewing has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Ewing is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to a Unit Purchase Agreement (the "Agreement"), dated as of October 10, 1995, by and among Hawthorne and the other signatories thereto (the "Purchasers"), Value Partners purchased 17 (the "Units") units from Hawthorne for $8.5 million. All of such funds came from the working capital of Value Partners. Each Unit consisted of a package of the following securities: $250,000 principal amount of senior notes, five shares of Series A preferred stock, par value $.01 per share, of Hawthorne (the "Preferred Stock"), and a common stock purchase warrant (each, a "Warrant") representing the right to purchase 44,000 shares of Common Stock at a price of $2.25 per share. Each such note and share of Preferred Stock acquired by Value Partners was redeemed by Hawthorne on December 31, 1997. In connection with a public offering of Common Stock that was effective on July 7, 1998, each Warrant owned by Value Partners was adjusted to represent the right to purchase 46,522 shares of Common Stock at a price of $2.139 per share. Such Warrants may be exercised at any time during the period beginning December 11, 1998 through December 11, 2005. As of the date hereof, Value Partners owns 17 Warrants, and if such Warrants are exercised in full, Value Partners would acquire 790,874 shares of Common Stock. All of the funds utilized in this exercise, if Value Partners should decide to exercise such Warrants, are expected to come from the working capital of Value Partners. Although Value Partners does not beneficially own the shares of Common Stock underlying such Warrants as of the date hereof, it has chosen to report such shares as beneficially owned as of the date hereof rather than file a amendment to this Schedule 13D sixty (60) days prior to when such Warrants become exercisable, which is when such shares shall become beneficially owned by Value Partners.

     On June 14, 1997, Value Partners received 122,757 shares of Common Stock as a dividend declared and paid on its Preferred Stock. These shares were obtained without consideration from Value Partners. An additional dividend of Common Stock was received by Value Partners on September 15, 1997 in the amount of 12,969 shares. These shares were also received without consideration from Value Partners.

     On July 8, 1998, Value Partners purchased 314,500 shares of Common Stock in a public offering by the Issuer that went effective on July 7, 1998 for $4.7 million. All of such funds came from the working capital of Value Partners.

ITEM 4.   PURPOSE OF TRANSACTION

     Value Partners has acquired the Common Stock and the Warrants solely for investment purposes. Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Value Partners may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of such Warrants or the shares of Common Stock owned by it. As of the date hereof, such Warrants are not exercisable. Value Partners may exercise such Warrants and acquire the underlying shares of Common Stock at any time during the period beginning December 11, 1998 through December 11, 2005.

     Except as set forth above, none of Value Partners, Ewing & Partners, EAM or Ewing has any plans or proposals of the type referred to in clauses
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, Value Partners owns 450,226 shares of Common Stock, which represents 8.7% of the 5,182,792 shares of Common Stock outstanding (as reported on Hawthorne's Rule 424(b)(1) Prospectus filed with the Securities and Exchange Commission on July 7, 1998 (the
"Prospectus").

     Each Warrant owned by Value Partners entitles Value Partners to purchase 46,522 shares of Common Stock. Consequently, Value Partners may acquire an additional 790,874 shares of Common Stock pursuant to the
exercise of such Warrants.    Although Value Partners does not beneficially
own the 790,874 shares of Common Stock underlying such Warrants as of the date hereof, it has chosen to report such shares as beneficially owned as of the date hereof rather than file an amendment to this Schedule 13D sixty
(60) days prior to when such Warrants become exercisable, which is when such shares shall become beneficially owned by Value Partners.

     Thus, in so reporting, Value Partners beneficially owns 20.8% of the shares of Common Stock outstanding, which such percentage was calculated by dividing (i) 1,241,100 shares of Common Stock, which equals the sum of (a) 450,226 shares of Common Stock beneficially owned by Value Partners as of the date hereof plus (b) 790,874 shares of Common Stock underlying such Warrants and reported as beneficially owned as of the date hereof, by (ii) 5,973,666 shares of Common Stock, which equals the sum of (x) 5,182,792 shares of Common Stock as reported in the Prospectus and (y) 790,874 shares of Common Stock underlying such Warrants and reported as beneficially owned as of the date hereof.

     Thus, Value Partners, Ewing & Partners and Ewing (the "Reporting Persons") beneficially own a total of 1,241,100 shares of Common Stock as follows:



                                 Shares of              % of Common
    Name                        Common Stock         Stock Outstanding
     ----                       ------------         -----------------

Value Partners                   1,241,100                 20.8%
Ewing & Partners                    -0-                     -0-
Ewing                               -0-                     -0-


     Ewing & Partners and Ewing are deemed to have beneficial ownership of the shares of Common Stock beneficially owned by Value Partners.

     (b) Value Partners has the sole power to vote and dispose of the 1,241,100 shares of Common Stock beneficially owned by it. Value Partners does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common Stock owned by it. However, Ewing & Partners, as general partner of Value Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value Partners to dispose or direct the disposition of, the 1,241,100 shares of Common Stock owned by Value Partners. Ewing, as managing general partner of Ewing & Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, the 1,241,100 shares of Common Stock owned by Value Partners.

     The filing of this statement on Schedule 13D shall not be construed as an admission that Ewing or Ewing & Partners is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 1,241,100 shares of Common Stock beneficially owned by Value Partners. Pursuant to Rule 13d-4, Ewing and Ewing & Partners disclaim all such beneficial ownership.

     (c) No other transactions in Common Stock were effected by any of the Reporting Persons during the 60 days prior to July 8, 1998 or the date hereof.

     (d) Ewing and Ewing & Partners may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Value Partners.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Value Partners, Ewing & Partners and Ewing have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any person with respect to any securities of the Issuer other than those described below:

     (a) Joint Filing Agreement, dated as of the date hereof, between Value Partners, Ewing & Partners, and Ewing, which was entered into to enable more than one person to report on this Schedule 13D.

     (b) Unit Purchase Agreement, dated as of October 10, 1995, pursuant to which Value Partners acquired the Units from Hawthorne.

     (c)  Warrant to purchase shares of Common Stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     The following are filed as exhibits to this Statement on Schedule 13D:

Exhibit 1      Joint Filing Agreement, dated as of July 16, 1998.
Exhibit 2      Unit Purchase Agreement, dated as of October 10, 1995.
Exhibit 3      Form of Warrant to purchase shares of Common Stock.

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:    July 16, 1998

                                   VALUE PARTNERS, LTD.

                                        By:  EWING & PARTNERS
                                             as General Partner

                                             By:  /S/TIMOTHY G. EWING
                                                  ---------------------
                                                  Timothy G. Ewing
                                                  as Managing Partner


                                   EWING & PARTNERS

                                        By:  /S/TIMOTHY G. EWING
                                             ---------------------
                                             Timothy G. Ewing
                                             as Managing Partner


                                   /S/TIMOTHY G. EWING
                                   ---------------------
                                   Timothy G. Ewing




                               EXHIBIT INDEX

                                                               Page No.

Exhibit 1  Joint Filing Agreement, dated as of July 16, 1998.

Exhibit 2  Note Purchase Agreement, dated as of
           October 10, 1995.

Exhibit 3  Form of Warrant to purchase shares of Common Stock